

July 16, 2010

William E. McCracken
Chief Executive Officer
CA Technologies, Inc.
One CA Plaza
Islandia, NY 11749

> **Re: CA Technologies, Inc., f/k/a CA, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2010**
> **Filed May 14, 2010**
> **File No. 001-09247**

Dear Mr. McCracken:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended March 31, 2010

General

1.   We are unable to locate a section titled "Compensation Committee Interlocks and Insider Participation" in answer to Item 407(e)(4) of Regulation S-K. Please advise.

Management's Discussion and Analysis of Financial Condition and Result of Operations

Business Overview, page 21

2.   In future filings, please consider expanding your "Business Overview" to identify any new material operations, risks or challenges facing CA Technologies and how management is dealing with these issues. In this regard, we note your disclosure regarding the growth of cloud computing and your several recent acquisitions. Consider enhancing your disclosure to address any material trends regarding these issues. In addition, while we note your reference to discussion of trends in the "Results of Operations" and "Liquidity and Capital Resources" sections, your Overview section

should include management's perspective on CA Technologies trends to provide an executive level overview that provides context for the remainder of the management's discussion and analysis. Refer to Release No. 33-8350.

Executive Compensation (incorporated by reference to definitive proxy statement filed June 6, 2010)

Compensation Discussion and Analysis

Relationship of Actual Performance to Payouts for Performance-Based Compensation for Performance Cycles Ending in Fiscal Year 2010, page 35

3.   It appears that the financial objectives for the fiscal year 2010 performance cycle, such as revenue in constant currency growth, were publicly disclosed in an earnings release or otherwise prior to the time you filed your definitive proxy statement. If so, it does not appear you are able to rely on Instruction 4 to Item 402(b) of Regulation S-K to keep those financial objectives confidential. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address all questions to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or to the undersigned at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director